Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Broadband Policy Summit

Verizon SVP Kathryn Brown

Washington, DC

June 1, 2005

This brings me to another area of competition and investment, where I’d like to make just a couple of points: the announced transaction between Verizon and MCI.

As you know, Verizon and MCI have reached an acquisition agreement. We expect a shareholder vote later this summer, and regulatory approval later this year.

This transaction is a natural response to the evolution in the marketplace, a natural move for Verizon, and a positive step for consumers and for MCI.

The Verizon/MCI transaction creates a new, strong, global company, for consumers and particularly in the Enterprise or large business space.

Verizon’s strength lies in local and wireless; MCI’s is in national, global and Internet Protocol networks. This is a good fit.

Verizon is committed to investing in MCI’s network and assets, including MCI’s Internet backbone network and its very important government networks. Eventually, we will be able to offer better IP products here, and around the globe.

So just to sum up, Verizon and MCI will be a new company that can compete in the large-business marketplace. We will be a company that strengthens the critical infrastructure of the U.S. communications system. And we will be a strong, secure and stable competitor that consumers can rely on to help them transition to the broadband future.

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on May 9, 2005, an amended proxy statement and prospectus on Form S-4 (Registration No. 333-124008), that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on May 9, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.